May 9, 2017
MinebeaMitsumi Inc.

Supplementary Financial Data for the Fiscal Year ended March 31, 2017

1. Consolidated Results of Operations
	Fiscal year ended Mar. ’16			Fiscal year ended Mar. ’17			%Change Y/Y
(Millions of yen)	1st Half	2nd Half	Full Year	1st Half	2nd Half *5	Full Year *5	2nd Half *1 *5	Full Year *2 *5
Net sales	295,554	314,260	609,814	275,133	363,793	638,926	+15.8%	+4.8%
Operating income	27,417	24,021	51,438	18,594	30,421	49,015	+26.6%	-4.7%
Ordinary income	23,326	23,335	46,661	18,915	29,478	48,393	+26.3%	+3.7%
Income attributable to owners of the parent	17,758	18,628	36,386	12,745	28,401	41,146	+52.5%	+13.1%
Net income per share (yen)	47.49	49.77	97.26	34.01	73.32	107.33	+47.3%	+10.4%
Diluted net income per share (yen)	45.09	47.26	92.35	33.26	72.38	105.64	+53.2%	+14.4%

	Fiscal year ended Mar. ’16				Fiscal year ended Mar. ’17				4Q %Change
(Millions of yen)	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q *5	Q/Q *3 *5	Y/Y *4 *5
Net sales	127,391	168,162	178,661	135,599	120,288	154,844	167,375	196,418	+17.4%	+44.9%
Operating income	12,512	14,905	15,484	8,536	6,971	11,623	16,120	14,300	-11.3%	+67.5%
Ordinary income	12,872	10,453	15,120	8,215	7,255	11,659	15,857	13,621	-14.1%	+65.8%
Income attributable to owners of the parent	10,058	7,700	11,825	6,802	3,176	9,568	12,167	16,233	+33.4%	+138.7%
Net income per share (yen)	26.90	20.59	31.61	18.17	8.48	25.52	32.44	39.65	+22.2%	+118.2%
Diluted net income per share (yen)	25.54	19.55	30.01	17.26	8.12	24.94	31.94	38.15	+19.4%	+121.0%

2. Consolidated Sales and Operating Income by Segments
	Fiscal year ended Mar. ’16			Fiscal year ended Mar. ’17			%Change Y/Y
(Millions of yen)	1st Half	2nd Half	Full Year	1st Half	2nd Half *5	Full Year *5	2nd Half *1 *5	Full Year *2 *5
Machined components	83,247	80,564	163,811	76,467	79,843	156,310	-0.9%	-4.6%
Electronic devices and components	212,064	233,403	445,467	198,354	243,261	441,615	+4.2%	-0.9%
MITSUMI business	-	-	-	-	40,342	40,342	-	-
Other	242	294	536	311	347	658	+18.0%	+22.8%
Adjustment	-	-	-	-	-	-	-	-
Total sales	295,554	314,260	609,814	275,133	363,793	638,926	+15.8%	+4.8%
Machined components	20,175	20,679	40,854	19,525	19,622	39,147	-5.1%	-4.2%
Electronic devices and components	12,349	9,987	22,336	6,852	15,046	21,898	+50.7%	-2.0%
MITSUMI business	-	-	-	-	2,315	2,315	-	-
Other	24	-148	-124	-53	-67	-120	-	-
Adjustment	-5,130	-6,497	-11,627	-7,730	-6,493	-14,223	-	-
Total operating income	27,417	24,021	51,438	18,594	30,421	49,015	+26.6%	-4.7%

	Fiscal year ended Mar. ’16				Fiscal year ended Mar. ’17				4Q %Change
(Millions of yen)	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q *5	Q/Q *3 *5	Y/Y *4 *5
Machined components	40,974	42,272	40,766	39,797	39,207	37,259	38,523	41,319	+7.3%	+3.8%
Electronic devices and components	86,311	125,753	137,750	95,653	80,911	117,442	128,653	114,607	-10.9%	+19.8%
MITSUMI business	-	-	-	-	-	-	-	40,342	-	-
Other	105	137	144	148	169	142	198	147	-25.8%	-0.7%
Adjustment	-	-	-	-	-	-	-	-	-	-
Total sales	127,391	168,162	178,661	135,599	120,288	154,844	167,375	196,418	+17.4%	+44.9%
Machined components	9,956	10,218	10,605	10,073	10,401	9,123	9,509	10,112	+6.3%	+0.4%
Electronic devices and components	5,608	6,740	7,618	2,368	432	6,420	9,439	5,605	-40.6%	+136.7%
MITSUMI business	-	-	-	-	-	-	-	2,315	-	-
Other	-41	65	-59	-89	-16	-36	-50	-17	-	-
Adjustment	-3,010	-2,120	-2,680	-3,816	-3,846	-3,884	-2,778	-3,715	-	-
Total operating income	12,512	14,905	15,484	8,536	6,971	11,623	16,120	14,300	-11.3%	+67.5%

3. Forecast for the Fiscal Year ending March 31, 2018
	Fiscal year ending Mar. ’18			Full Year %Change
(Millions of yen)	1st Half	2nd Half	Full Year	Y/Y
Net sales	376,400	373,600	750,000	+17.4%
Operating income	26,300	29,700	56,000	+14.2%
Ordinary income	25,800	29,200	55,000	+13.7%
Income attributable to owners of the parent	19,400	22,100	41,500	+0.9%
Net income per share (yen)	45.83	52.20	98.03	-8.7%

4. Forecast for the Consolidated Sales and Operating Income by Segments
	Fiscal year ending Mar. ’18			Full Year %Change
(Millions of yen)	1st Half	2nd Half	Full Year	Y/Y
Machined components	80,200	80,800	161,000	+3.0%
Electronic devices and components	202,500	194,500	397,000	-10.1%
MITSUMI business	93,300	97,900	191,200	-
Other	400	400	800	+21.6%
Adjustment	-	-	-	-
Total sales	376,400	373,600	750,000	+17.4%
Machined components	20,100	20,900	41,000	+4.7%
Electronic devices and components	10,600	11,400	22,000	+0.5%
MITSUMI business	4,400	5,600	10,000	-
Other	-200	-200	-400	-
Adjustment	-8,600	-8,000	-16,600	-
Total operating income	26,300	29,700	56,000	+14.2%

5. Capital Expenditure, Depreciation and Amortization, Research and Development Expenses
	FY ended	Fiscal year ended Mar. ’17					Forecast for the FY ending
(Millions of yen)	Mar. ’16	1Q	2Q	3Q	4Q*5	Full Year *5	Mar. ’18
Capital expenditure	43,878	5,506	6,737	10,064	9,538	31,847	44,000
Depreciation and amortization	34,787	7,374	6,869	6,628	7,292	28,164	33,000
Research and development expenses	9,680	2,675	2,618	2,547	4,505	12,347	22,000

6. Exchange Rates
		FY ended	Fiscal year ended Mar. ’17					Assumption for the FY ending Mar.
(Yen)		Mar. ’16	1Q	2Q	3Q	4Q	Full Year	’18
US$	PL	120.78	111.12	103.50	106.13	114.29	108.76	105.00
	BS	112.68	102.91	101.12	116.49	112.19	112.19	105.00
EURO	PL	132.75	125.16	115.00	116.04	121.14	119.34	115.00
	BS	127.70	114.39	113.36	122.70	119.79	119.79	115.00
THAI BAHT	PL	3.46	3.14	2.97	3.02	3.24	3.09	3.06
	BS	3.19	2.93	2.91	3.24	3.26	3.26	3.06
RMB	PL	19.03	17.03	15.52	15.62	16.54	16.18	16.00
	BS	17.40	15.47	15.16	16.74	16.26	16.26	16.00

*1  2nd Half % change Y/Y : 2nd half in comparison with the 2nd half of the previous fiscal year
*2  Full Year % change Y/Y : Full year in comparison with the previous full year
*3  4Q % change Q/Q : 4Q in comparison with 3Q
*4  4Q % change Y/Y : 4Q in comparison with 4Q of the previous fiscal year
*5  We have started to consollidate MITSUMI ELECTRIC CO., LTD. from January 27, 2017.